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                                                                    Exhibit 99.4

                                  CATUITY INC.

                         COMPENSATION COMMITTEE CHARTER
                             (As of March 11, 2004)



1. PURPOSE
The Compensation Committee's (the "Committee") basic responsibility is to review the performance of Company management in achieving corporate goals and objectives and to assure that senior executives of the Company are compensated effectively in a manner consistent with the strategy of the Company, competitive practice, and the requirements of the appropriate regulatory bodies. Toward that end, the Committee will oversee, review and administer all compensation, equity and employee benefit plans and programs. The Committee will prepare an annual report on executive compensation for inclusion in the Company's proxy statement.

2. COMPOSITION OF THE COMMITTEE
The Committee will consist of not less than two independent directors, each of whom will be both a "non-employee director" within the meaning of Rule 16b-3 issued by the Securities and Exchange Commission ("SEC") and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code, as amended. Each appointed Committee member will be subject to annual reconfirmation and may be removed by the Board of Directors (the "Board") at any time. The committee shall have the authority to retain and terminate any outside advisors it deems necessary to assist in the completion of its obligations and shall have the sole authority to approve the fees to be paid to outside advisors.

3. RESPONSIBILITIES AND DUTIES
In carrying out its purpose, the Committee will have the following responsibilities and duties:
     1. Review annually and approve the Company's compensation strategy to ensure that employees of the Company are rewarded appropriately for their contributions to company growth and profitability.
     2. Review annually and approve corporate goals and objectives relevant to executive compensation and evaluate performance in light of those goals.
     3. Review annually and determine the individual elements of total compensation for the Chief Executive Officer and all other corporate officers, and communicate in the annual Board Compensation Committee Report to shareholders the factors and criteria on which the Chief Executive Officer and all other corporate officers' compensation for the last year was based.
     4. Review and approve compensation for non-employee members of the Board of Directors, including but not limited to the following elements: retainer, meeting fees, committee fees, committee chair fees, equity or stock compensation.
     5. Make and approve stock option grants and other discretionary awards under the Company's stock option or other equity incentive plans to all persons who are Board members or executive officers within the meaning Rule 16b-3 issued by the SEC.
     6. Grant stock options and other discretionary awards under the Company's stock option or other equity incentive plans to all other eligible individuals in the Company's service. The Committee may delegate to one or more officers designated by the Committee the authority to make grants to eligible individuals (other than any such officer) who are not executive officers, provided that the Committee shall have fixed the price (or a formula for determining the price) and the vesting schedule for such grants, approved the form of documentation evidencing such grants, and determined the appropriate number of shares or the basis for determining such number of shares by position, compensation level or category of personnel. Any officer(s) to whom such authority is delegated shall regularly report to the Committee the grants so made. Any such delegation may be revoked at any time by the Committee.
     7. Amend the provisions of the Company's stock option or other equity incentive plans, to the extent authorized by the Board, and make recommendations to the Board with respect to incentive compensation and equity-based plans.
     8. Approve for submission to the shareholders, stock option or other equity incentive plans or amendments thereto.
     9. Oversee and periodically review the operation of all of the Company's employee benefit plans, including but not limited to the Section 401(k) Plan, the Executive Director Stock Purchase Plan, the Director and Employee Stock Option Plans and any Employee Stock Purchase Plans. Responsibility for day-to-day administration, including the

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     preparation and filing of all government reports and the preparation and delivery of all required employee materials and communications, will be performed by company personnel.
     10. Ensure that the annual incentive compensation plan is administered in a manner consistent with the Company's compensation strategy and the terms of such plan, including but not limited to the following: participation, target annual incentive awards, corporate financial goals, actual awards paid to executive officers, total funds reserved for payment under the plan, and potential qualification under IRS Code Section 162(m).
     11. Review matters related to executive management performance, compensation and succession planning and executive development for executive staff
     12. Exercise, as necessary and appropriate, all of the authority of the Board of Directors with respect to the election of officers of the Company during the periods between the regular meetings of the Board.
     13. Have full access to the Company's executives and personnel as necessary to carry out its responsibilities.
     14. Obtain such data or other resources as it deems necessary to perform its duties, including but not limited to obtaining external consultant reports or published salary surveys, and engaging independent compensation consultants and other professionals to assist in the design, formulation, analysis and implementation of compensation programs for the Company's executive officers and other key employees.
     15. Have responsibility for the review and approval of all reports and summaries of compensation policies and decisions as may be appropriate for operational purposes or as may be required under applicable law.
     16. Perform any other activities consistent with this Charter, the Company's Bylaws and governing law as the Committee or the Board deems necessary or appropriate.
     17. Review the Committee Charter from time to time and recommend any changes to the Board.
     18. Report to the Board of Directors on the major items covered at each Committee meeting. Notwithstanding the foregoing, any action of the Committee may be subject to Board review and may be revised, modified or rescinded by the Board.
4. COMPENSATION COMMITTEE MEETINGS
The Committee will meet as often as necessary to carry out its responsibilities. Meetings may be called by the Chairman of the Committee and/or by the management of the Company. Minutes of each meeting will be duly filed in the Company records. Reports of meetings of the Committee will be made to the Board of Directors at its next regularly scheduled meeting following the Committee meeting accompanied by any recommendations to the Board of Directors approved by the Committee. The Committee will also meet as and when necessary to act upon any other matters within its jurisdiction under this Charter. A majority of the total number of members of the Compensation Committee will constitute a quorum at all Committee meetings. Minutes will be kept of each meeting of the Committee.